

09055817

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT

~~FORM X-17A-5~~

PART III

SEC FILE NUMBER	
8-	18316

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/08_____ AND ENDING _____12/31/08_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tweedy, Browne Company LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

350 Park Avenue, 9th Floor

_____(No. and Street)_____

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glenn Finn   (212) 916-0685

_____(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____PricewaterhouseCoopers LLP_____
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Section

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FEB 2 7 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____William H. Browne_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Tweedy, Browne Company LLC_____ , as of _____December 31_____ , 20 _08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Managing Director_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Controls.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Tweedy, Browne Company LLC
Index
December 31, 2008



PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Members of Tweedy, Browne Company LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in members' capital and cash flows present fairly, in all material respects, the financial position of Tweedy, Browne Company LLC (the "Company") at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2009

Tweedy, Browne Company LLC
Statement of Financial Condition
December 31, 2008

Assets

Current assets

Cash and cash equivalents	$	5,013,154
Investment advisory fees receivable		5,971,128
Receivable from clearing broker		149,735
Other current assets		90,629
Total current assets		11,224,646
Security deposits		213,575
Furniture, equipment and leasehold improvements, (net of accumulated depreciation and amortization of $3,605,315)		2,048,429
Total assets	$	13,486,650

Liabilities and Members' Capital

Current liabilities

Accounts payable and other accrued liabilities	$	1,540,436
Accrued professional fees		44,744
Total current liabilities		1,585,180
Commitments and contingencies (Note 6)		
Members' capital		11,901,470
Total liabilities and members' capital	$	13,486,650

The accompanying notes are an integral part of these financial statements.

Tweedy, Browne Company LLC
Statement of Income
Year Ended December 31, 2008

Revenues

Investment advisory fees	$ 132,390,884
Brokerage commissions	691,119
Interest and other income	842,309
Total revenues	133,924,312

Expenses

Employee compensation and benefits	16,244,566
Selling, general and administrative	5,316,239
New York City unincorporated business taxes	3,067,066
Facilities and related expenses	3,365,213
Professional fees	1,645,206
Depreciation and amortization	592,855
Total expenses	30,231,145
Net income	$ 103,693,167

The accompanying notes are an integral part of these financial statements.

Tweedy, Browne Company LLC
Statement of Changes in Members' Capital
Year Ended December 31, 2008

	Managing Member	Nonmanaging Members	Total
Members' capital, beginning of year	$ 8,251,942	$ 11,130,728	$ 19,382,670
Noncash capital contribution (Note 7)	-	1,056,000	1,056,000
Distributions to members	(68,236,197)	(43,994,170)	(112,230,367)
Net income	64,126,575	39,566,592	103,693,167
Members' capital, end of year	$ 4,142,320	$ 7,759,150	$ 11,901,470

The accompanying notes are an integral part of these financial statements.

Tweedy, Browne Company LLC
Statement of Cash Flows
Year Ended December 31, 2008

Reconciliation of net income to net cash provided by operating activities

Net income	$ 103,693,167
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	592,855
Noncash expenses	1,056,000
Changes in assets and liabilities	
Decrease in investment advisory fees receivable	3,798,237
Decrease in receivable from clearing broker	158,300
Decrease in other current assets	13,601
Decrease in security deposits	405,001
Decrease in accounts payable and other current liabilities	(485,147)
Decrease in accrued professional fees	(58,554)
Net cash provided by operating activities	109,173,460

Cash flows from investing activities

Purchase of furniture, equipment and leasehold improvements	(131,184)
Net cash used in investing activities	(131,184)

Cash flows from financing activities

Distributions paid	(112,230,367)
Net cash used in financing activities	(112,230,367)
Decrease in cash and cash equivalents	(3,188,091)
Cash and cash equivalents, beginning of period	8,201,245
Cash and cash equivalents, end of period	$ 5,013,154

Cash paid during the year for

Unincorporated business taxes	$ 3,370,394

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

    Tweedy, Browne Company LLC (the "Company") is a limited liability company organized in the state of Delaware, registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and an investment advisor, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an introducing broker-dealer that clears its transactions through J.P. Morgan Clearing Corporation on a fully disclosed basis. The Company provides brokerage services to its clients primarily in connection with its money management operations. As a registered investment advisor, it provides investment advisory services to various high net worth individuals and institutions. Additionally, as more fully explained in Note 7, the Company is the investment advisor to three registered investment companies, five related domestic investment partnerships and five related Passive Foreign Investment Companies. The Company was reorganized on October 9, 1997 as a successor to the business of Tweedy, Browne Company L.P. (the "Predecessor Partnership"). Immediately following the conversion to a limited liability company, the former partners of the limited partnership sold an equity interest of approximately 71% to Affiliated Managers Group, Inc. ("AMG"). AMG became the managing member of the Company and the former partners of the limited partnership continued as nonmanaging members.

    The Company's headquarters are located in New York City. It also has a research satellite office in London, U.K. to conduct securities research in connection with foreign investments.

2. **Significant Accounting Policies**

    Basis of Presentation
    The financial statements of the Company are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. All accounts are maintained in U.S. dollars.

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company considers any investment with an original maturity of three months or less to be a cash equivalent.

    Furniture, Equipment and Leasehold Improvements
    Property, equipment and software are stated at cost and are depreciated over their estimated useful lives, ranging from 3 to 7 years, using the straight-line method or an accelerated method beginning in the year an item was placed in service. The difference between the accelerated method and the straight-line method is not material. Leasehold improvements, which are also stated at cost, are amortized over the shorter of their estimated useful lives or the term of the leases.

Tweedy, Browne Company LLC
Notes to Financial Statements
December 31, 2008

Revenue Recognition

The Company's revenues consist primarily of investment advisory fees and brokerage commissions, which are recognized as revenue when earned. Investment advisory fees from the three registered investment companies are recognized as earned and are billed semi-monthly based on average net assets over the period. The majority of the investment advisory fees from managed accounts are billed in advance on a quarterly basis. Fees billed in advance are deferred and recognized over the period earned. Performance-based management fees on managed accounts are generally earned based upon a percentage of the increase in value of the various portfolios due solely to the appreciation in value of securities plus interest, dividends or other income for the period and are recognized at the end of the measurement period, typically quarterly or annually. Brokerage commissions are recognized on a trade date basis and are remitted by the clearing broker on a monthly basis after necessary offsets for clearing charges and execution costs. Such clearing charges and execution costs are included within selling, general and administrative expense in the statement of income. The Company attempts to limit its brokerage commissions to an amount that approximates the clearing charges and execution costs on the respective trade.

Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties. The Company's maximum exposure under these arrangements is unknown as they involve future claims that have not occurred and may not occur. However, based on past experience, management expects the risk of loss to be remote.

Income Taxes

The Company is not subject to federal or state income taxes. The members are responsible for reporting their proportionate share of the Company's income on their separate returns. The Company is subject to New York City unincorporated business taxes, which is based on a percentage of New York City business income, as defined by the tax rules. This is reflected as an expense in the statement of income.

3. **Receivable from Clearing Broker**

The Company is an introducing broker that clears its customer security transactions through J.P. Morgan Clearing Corporation on a fully disclosed basis. The Company pays its clearing broker a fixed ticket charge for clearing its transactions. At December 31, 2008, $149,735 is due from the clearing broker, consisting principally of commissions due on transactions after deductions for clearing and other execution charges.

4. **Furniture, Equipment and Leasehold Improvements**

Furniture, equipment and leasehold improvements at December 31, 2008 are summarized as follows:

Computer equipment and software	$ 2,168,676
Furniture and fixtures	353,786
Leasehold improvements	3,131,282
	5,653,744
Less: Accumulated depreciation and amortization	(3,605,315)
	$ 2,048,429

Tweedy, Browne Company LLC
Notes to Financial Statements
December 31, 2008

Depreciation and amortization expense amounted to $592,855 for the year ended December 31, 2008. During 2008, the Company disposed of approximately $378,000 of computer equipment and software.

5. Profit Sharing Plan

The Company has a noncontributory profit sharing plan (the "Plan") that covers all eligible employees of the Company. The Company's contribution to the Plan for the year ended December 31, 2008 amounted to $1,147,210, of which $17,210 was payable by the Company at December 31, 2008 and is included in accounts payable and other accrued liabilities on the statement of financial condition.

6. Commitments and Contingencies

The Company currently leases office space in New York City, Long Island and London, U.K. under lease agreements expiring August 31, 2015, September 30, 2013 and November 30, 2012, respectively. In addition, with respect to the New York office, the Company has entered into an operating lease for certain computers, software, and furniture. Rent expense under these leases for the year ended December 31, 2008 was $2,086,089 for the New York City office, $91,099 for the Long Island Disaster Recovery Site and $154,397 for the U.K. office. During 2008, the Company subleased a portion of its New York office space and earned rental income of $401,886, which is included in interest and other income on the statement of income.

The lease commitments provide for minimum annual rental payments as follows:

	New York City	Long Island Disaster Recovery Site	London, U.K.
2009	$ 1,471,585	$ 90,769	$ 81,664
2010	1,946,449	93,239	81,664
2011	1,946,449	95,783	81,664
2012	1,946,449	98,403	74,859
2013	1,946,449	67,493	-
2014 and thereafter	3,244,082	-	-
	$ 12,501,463	$ 445,687	$ 319,851

The London amounts above are translated from British pounds at the December 31, 2008 exchange rate. These minimum rentals are subject to escalation or reduction based upon certain costs incurred by the landlord and, with respect to the London office, by real estate taxes for each year that the premise is actually occupied by the Company.

The Company is subject to claims, legal proceedings and other contingencies in the ordinary course of its business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes accruals for matters that are probable and can be reasonably estimated. Management believes that any liability in excess of these accruals upon the ultimate resolution of these matters will not have a material adverse effect on the financial condition of the Company.

Tweedy, Browne Company LLC
Notes to Financial Statements
December 31, 2008

7. Related Party Transactions

In addition to commissions and investment advisory fees from unrelated customers, the Company receives investment advisory fees and commission income for securities brokerage services performed for five domestic investment limited liability companies, wherein certain of the nonmanaging members of the Company are members and the Company is the managing member, and for five Passive Foreign Investment Companies, wherein certain of the nonmanaging members of the Company are stockholders and the Company is the investment advisor. For the year ended December 31, 2008, such commissions and investment advisory fees amounted to $105,041 and $12,392,276, respectively. At December 31, 2008, investment advisory fees receivable from such products were $1,054,995.

The Company has distribution agreements with Tweedy, Browne Fund Inc. as the exclusive sales agent for Tweedy, Browne Global Value Fund, Tweedy, Browne Value Fund and Tweedy, Browne Worldwide High Dividend Yield Value Fund (the "Funds"). The Company is the investment advisor for each of the Funds and the aforementioned nonmanaging members of the Company are officers and/or directors of Tweedy, Browne Fund Inc. During the year ended December 31, 2008, the Company earned investment advisory fees of $72,435,267 from the Tweedy, Browne Global Value Fund, $4,899,135 from the Tweedy, Browne Value Fund and $752,906 from the Tweedy, Browne Worldwide High Dividend Yield Value Fund, of which $2,486,210, $230,328 and $47,330, respectively, was receivable at December 31, 2008.

Under the Cash Management Program agreement with the managing member, the Company makes loans to the managing member of excess cash and earns a rate of return. The Cash Management Program allows the Company to apply loan program balances against amounts due to the managing member for its income allocation distributions. For the year ended December 31, 2008, the Company earned $253,520 in interest income under the Cash Management Program.

LLC units of the Company are periodically transferred or sold by LLC members. Transfers of LLC units to members or employees below fair value result in the recognition of a capital contribution by the contributing member. Compensation expense, if any, is recognized over the applicable vesting period of the transferred units.

8. Distributions and Allocations

The Limited Liability Company Agreement (the "Agreement"), governing the operations of the Company, contains provisions which call for the allocation of income and gain to capital accounts and subsequent distribution to its members. This is generally in proportion to their respective ownership percentage, as defined in the Agreement. Effective October 1, 2008, certain nonmanaging members began receiving monthly guaranteed payments. These payments are included in employee compensation and benefits on the statement of income.

Tweedy, Browne Company LLC
Notes to Financial Statements
December 31, 2008

9. **Net Capital Requirement**

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1, the Uniform Net Capital Rule. This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined in SEC Rule 15c3-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company computes its net capital under the aggregate indebtedness method permitted by SEC Rule 15c3-1 which requires the Company to maintain net capital equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness (a maximum ratio of 15 to 1) as those terms are defined by the rule. At December 31, 2008, the Company had net capital of $6,333,758, which was $6,228,079 in excess of its required net capital of $105,679. The Company's net capital ratio was .25 to 1 at December 31, 2008.

The Company is exempt from the provisions of SEC Rule 15c3-3 because it does not receive any funds or securities in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

10. **Concentrations**

The Company maintains its cash balances in one major New York City bank. The balances in these accounts usually exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on such deposits.

The majority of the Company's brokerage transactions, and consequently the concentration of its credit exposure, is with broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company seeks to control credit risk by monitoring credit limits and requiring collateral where appropriate.

The Company generates the majority of its revenues by providing management, investment advisory, and shareholder services to domestic customers. Revenues are also generated by the Company's securities brokerage business. Fees for services are mainly asset or transaction based and, as a result, the Company's revenues may fluctuate based on the performance of financial markets.

Tweedy, Browne Company LLC
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2008

Total members' capital	$ 11,901,470
Less: Nonallowable assets	
Property, equipment and leasehold improvements, net	2,048,429
Managed accounts receivables and other assets	3,431,964
Other charges - Excess deductible on Fidelity bond	87,319
Total nonallowable assets	5,567,712
Net capital	6,333,758
Less: Minimum net capital requirement (the greater of 6 2/3% of aggregate indebtedness or $5,000)	105,679 .
Excess net capital	$ 6,228,079
Aggregate indebtedness	$ 1,585,180
6-2/3% of aggregate indebtedness	105,679
Percent of aggregate indebtedness to net capital	25%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the amounts presented above and the amounts reported in the Company's amended, unaudited Form X-17A-5 Part II or IIA FOCUS Report as of December 31, 2008, filed by the Company on February 24, 2009.

Tweedy, Browne Company LLC
Schedule II - Computation for Determining Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraph (k)(2)(ii) of that rule, as all customer transactions are cleared through J.P. Morgan Clearing Corporation, another registered broker-dealer, on a fully disclosed basis.



PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Members of Tweedy, Browne Company LLC

In planning and performing our audit of the financial statements of Tweedy, Browne Company LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1.	The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2.	Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.	Making the quarterly security examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2.	Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to



permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2009

Tweedy, Browne Company LLC
Financial Statements and Supplemental Schedules
Pursuant to SEC Rule 17a-5
December 31, 2008